UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GTY TECHNOLOGY HOLDINGS INC.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G4182A102
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 11

CUSIP NO. G4182A102	Page 2 of 13 Pages

1.	Names of Reporting Persons

MOORE CAPITAL MANAGEMENT, LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		2,600,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,600,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,600,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.71%

12.	Type of Reporting Person (See Instructions)

PN; IA

CUSIP NO. G4182A102	Page 3 of 13 Pages

1.	Names of Reporting Persons

MMF MOORE ET INVESTMENTS, LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

BAHAMAS

	5.	Sole Voting Power
Number of Shares		2,600,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,600,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,600,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[  ]

11.	Percent of Class Represented By Amount in Row (9)

4.71%

12.	Type of Reporting Person (See Instructions)

PN

CUSIP NO. G4182A102	Page 4 of 13 Pages

1.	Names of Reporting Persons

MOORE ADVISORS, LTD.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

BAHAMAS

	5.	Sole Voting Power
Number of Shares		2,600,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,600,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,600,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.71%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. G4182A102	Page 5 of 13 Pages

1.	Names of Reporting Persons

MOORE CAPITAL ADVISORS, L.L.C.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
c.	[ ]
d.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		2,600,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,600,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,600,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.71%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. G4182A102	Page 6 of 13 Pages

1.	Names of Reporting Persons

LOUIS M. BACON

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		2,600,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,600,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,600,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.71%

12.	Type of Reporting Person (See Instructions)

IN; IA; HC

CUSIP NO. G4182A102	Page 7 of 13 Pages

Item 1(a).	Name of Issuer:

GTY Technology Holdings Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

Item 2(a).	Name of Person Filing

This statement is being filed (1) by Moore Capital Management, LP, a Delaware limited partnership (“MCM”), (2) by MMF Moore ET Investments, LP, a Bahamian limited partnership (“MMFET”), (3) by Moore Advisors, Ltd., a Bahamian company (“MAL”), (4) by Moore Capital Advisors, L.L.C., a Delaware limited liability company (“MCA”), and (5) by Louis M. Bacon (“Mr. Bacon”), a United States citizen, in his capacity as chairman, chief executive officer and director of MCM.  MCM serves as discretionary investment manager to MMFET.  MAL and MCA are co-general partners of MMFET.  Mr. Bacon is the chairman and director of MCA.  This statement relates to Shares (as defined below) held by MMFET.  Each of MCM, MMFET, MCA, MAL and Mr. Bacon, in the capacities set forth above, may be deemed to be the beneficial owner of Shares.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of MCM, MCA and Mr. Bacon is located at Eleven Times Square, New York, New York 10036.  The principal business office of each of MMFET and MAL is located at Citco Fund Services (Bahamas) Limited, One Montague Place, 1st Floor, East Bay Street, P.O. Box N-4906, Nassau, Bahamas.

Item 2(c).	Citizenship:

i)	MCM is a Delaware limited partnership;

ii)	MMFET is a Bahamas limited partnership;

iii)	MAL is a Bahamas limited company;

iv)	MCA is a Delaware limited liability company; and

v)	Mr. Bacon is a United States citizen.

Item 2(d).	Title of Class of Securities:
Class A Ordinary Shares, par value $0.0001 per share (the "Shares").
Item 2(e).	CUSIP Number:

G4182A102

CUSIP NO. G4182A102	Page 8 of 13 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

	As of the date hereof, each of MCM, MMFET, MCA, MAL and Mr. Bacon may be deemed to be the beneficial owner of 2,600,000 Shares held by MMFET.

Item 4(b).	Percent of Class:

	As of the date hereof, each of MCM, MMFET, MCA, MAL and Mr. Bacon may be deemed to be the beneficial owner of 4.71% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

	MCM
	(i)	Sole power to vote or direct the vote	2,600,000
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	2,600,000
	(iv)	Shared power to dispose or to direct the disposition of	0

MMFET
(i)	Sole power to vote or direct the vote	2,600,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,600,000
(iv)	Shared power to dispose or to direct the disposition of	0

MAL
(i)	Sole power to vote or direct the vote	2,600,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,600,000
(iv)	Shared power to dispose or to direct the disposition of	0

MCA
(i)	Sole power to vote or direct the vote	2,600,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,600,000
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Bacon
(i)	Sole power to vote or direct the vote	2,600,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,600,000
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. G4182A102	Page 9 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. G4182A102	Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	MOORE CAPITAL MANAGEMENT, LP

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: February 14, 2018	MMF MOORE ET INVESTMENTS, LP

By: Moore Capital Management, LP

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: February 14, 2018	MOORE ADVISORS, LTD.

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: February 14, 2018	MOORE CAPITAL ADVISORS, L.L.C.

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: February 14, 2018	LOUIS M. BACON

By: /s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

CUSIP NO. G4182A102	Page 11 of 13 Pages

EXHIBIT INDEX
Page No.
A.	Joint Filing Agreement, dated as of November 4, 2016, by and between Moore Capital Management, LP, MMF Moore ET Investments, LP, Moore Advisors, Ltd., Moore Capital Advisors, L.L.C and Louis M. Bacon	15
B.	Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor James E. Kaye and Anthony J. DeLuca	16

CUSIP NO. G4182A102	Page 12 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Ordinary Shares, par value $0.0001 per share, of GTY Technology Holdings Inc. dated as of November 4, 2016, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: November 4, 2016	MOORE CAPITAL MANAGEMENT, LP

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: November 4, 2016	MMF MOORE ET INVESTMENTS, LP

By: Moore Capital Management, LP

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: November 4, 2016	MOORE ADVISORS, LTD.

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: November 4, 2016	MOORE CAPITAL ADVISORS, L.L.C.

By: /s/ James E. Kaye
James E. Kaye
Vice President

Date: November 4, 2016	LOUIS M. BACON

By: /s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

CUSIP NO. G4182A102	Page 13 of 13 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Louis M. Bacon, hereby make constitute and appoint each of James E. Kaye and Anthony J. DeLuca, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, LLC and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including:  (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation:  (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the July 5, 2007.

/s/ Louis M. Bacon
Louis M. Bacon